AMENDMENT NUMBER 2
to the
DISTRIBUTION PLAN OF
THE RIGHTIME SOCIAL AWARENESS FUND SERIES

WHEREAS, The Rightime Fund, Inc. (the "Corporation") has adopted a Distribution Plan (the "Plan") under the Investment Company Act of 1940, as amended (the "Act") for the The Rightime Social Awareness Fund Series (the "Fund") in accordance with Rule 12b-1 under the Act; and

WHEREAS, the National Association of Securities Dealers, Inc. (the "NASD") has proposed certain amendments to its Rules of Fair Practice which will govern sales of mutual fund securities subject to asset-based sales charges (the "NASD Rule"); and

WHEREAS, the Corporation wishes to clarify references in the Plan in a manner consistent with the terms of the new NASD Rule; and

WHEREAS, the Board of Directors of the Corporation (the "Board") has determined that certain duties performed by the Fund's National
Distributor pursuant to a Distribution Agreement adopted under the Plan can be performed more economically by the Fund's Administrator; and

WHEREAS, the Board proposes to amend the Fund's Distribution Agreement and the Fund's agreement with its Administrator to provide for the assignment of such duties and the payment of compensation in connection therewith; and

WHEREAS, the Plan provides that the Board may approve any amendment to the Plan which does not materially increase the limit on expenditures under the Plan;

NOW THEREFORE IT IS RESOLVED, that the Board hereby amends the Plan to reflect the reassignment of responsibilities of service providers and to reflect agreed reductions in the limits on expenditures which may be incurred under the Plan. To such end:

A. the first and second paragraphs of Section 1 of the Plan are amended in their entirety to read as follows:

"1. The Fund may finance activities which are primarily intended to result in the sale of its shares in accordance with this Plan, and may apply fees paid by the Fund under the Plan to the payment of service fees as defined under the NASD Rule. The expenses of distribution activities ("Distribution Expenses") and other services under this Plan shall not exceed one half of one percent (.50%) per annum of the Fund's average daily net assets, including any amounts not in excess of one quarter of one percent (.25%) which may be paid by the Fund for personal or account services which are treated as a service fee under the NASD Rule.

"In the event the Board of Directors deems it desirable to allow Distribution Expenses to exceed the applicable limit the Administrator, Rightime Administrators, Inc. ("Administrator"), may advance the required funds to the Fund with the understanding that such advances will be repaid by the Fund at such time or times deemed appropriate by the Administrator out of any excess of funds created by Distribution expenses being lower than .50% of net assets during the fiscal year in which the advance occurred, but that such advances will not otherwise constitute a liability to the Fund."

B. a new paragraph is added to Section 2 of the Plan to read as follows:

"The Distributor shall not provide services related to the administrative servicing of existing shareholders, or bear expenses related to the same. Such services include, but are not limited to, the following costs: Transfer Agent, information, computer, telephone and office expenses related to the ongoing servicing of existing shareholders."

IN WITNESS WHEREOF, the Corporation has executed this Distribution Plan on behalf of the Fund on the day and year set forth below in Philadelphia, Pennsylvania.

                                    THE RIGHTIME FUND, INC.




                                    By:
                                        David J. Rights, President
                                    Date:
Attest:
Secretary